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No. 812-13603

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6 TO
APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT
COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT
TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND
RULE 17d-l UNDER THE ACT

ARES CAPITAL CORPORATION, ARES CAPITAL MANAGEMENT LLC, ARES MANAGEMENT LIMITED, ARES INSTITUTIONAL LOAN FUND GP, LLC, ARES CLO MANAGEMENT IIR, L.P., ARES CLO MANAGEMENT IIIR/IVR, L.P., ARES CLO MANAGEMENT VR, L.P., ARES CLO MANAGEMENT VIR, L.P., ARES CLO MANAGEMENT VII, L.P., ARES CLO MANAGEMENT VIII, L.P., ARES CLO MANAGEMENT IX, L.P., ARES CLO MANAGEMENT X, L.P., ARES CLO MANAGEMENT XI, L.P., ARES CLO MANAGEMENT XII, L.P., ARES NF CLO XIII MANAGEMENT, L.P., ARES NF CLO XIV MANAGEMENT, L.P., ARES NF CLO XV MANAGEMENT, L.P., ARES CLO MANAGEMENT XVI, L.P., ARES CLO MANAGEMENT XVII, L.P., ARES CLO MANAGEMENT XVIII, L.P., ARES CLO MANAGEMENT XIX, L.P., ARES CLO MANAGEMENT XX, L.P., ARES CLO MANAGEMENT XXI, L.P., ARES CLO MANAGEMENT XXII, L.P., ARES ENHANCED LOAN MANAGEMENT, L.P., ARES ENHANCED LOAN MANAGEMENT IR, L.P., ARES ENHANCED LOAN MANAGEMENT II, L.P., ARES ENHANCED LOAN MANAGEMENT III, L.P., ARES ENHANCED LOAN INVESTMENT STRATEGY ADVISOR IV, L.P., AELIS VI OPERATING MANAGER, LLC, ARES WLP MANAGEMENT L.P., ASSF OPERATING MANAGER III, LLC, ARES SPC HOLDINGS, L.P., ARES SPC HOLDINGS GP LLC, ARES PRIVATE ACCOUNT MANAGEMENT I, L.P., ARES ENHANCED CREDIT OPPORTUNITIES GP, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND MANAGEMENT, L.P., ASSF OPERATING MANAGER, LLC, ARES CSF OPERATING MANAGER I, LLC, ARES CSF OPERATING MANAGER II, LLC, ARES CSF III INVESTMENT MANAGEMENT, LLC, ACOF OPERATING MANAGER, L.P., ACOF OPERATING MANAGER II, L.P., ACOF OPERATING MANAGER III, LLC, ARES MEZZANINE MANAGEMENT LLC, ARES CAPITAL EURO GP, L.P., ARES STRATEGIC INVESTMENT GP, LLC, ARES STRATEGIC INVESTMENT MANAGEMENT LLC, ASIP OPERATING MANAGER III, LLC, ARES ASIA MANAGEMENT, LTD., ARES ASIA MANAGEMENT (HK), LIMITED, ARES COMMERCIAL REAL ESTATE MANAGEMENT LLC, ARES COMMERCIAL REAL ESTATE MANAGER LLC, ARES COMMERCIAL REAL ESTATE SERVICER LLC, IVY HILL ASSET MANAGEMENT L.P., IHSM LLC, A.C. CORPORATION, ARES INVESTMENTS LLC, ARES INVESTMENTS HOLDINGS LLC, ARES INSTITUTIONAL OFFSHORE LOAN FUND, B.V., ARES INSTITUTIONAL LOAN FUND, L.P., ARES INSTITUTIONAL LOAN FUND B.V., ARES IIR CLO LTD., ARES IIIR/IVR CLO LTD., ARES VR CLO LTD., ARES VI CLO LTD., ARES VIR CLO LTD., ARES VII CLO LTD., ARES VIII CLO LTD., ARES IX CLO LTD., ARES X CLO LTD., ARES XI CLO LTD., ARES XII CLO LTD., ARES XVI CLO LTD., ARES XVII CLO LTD., ARES XVIII CLO LTD., ARES XIX CLO LTD., ARES XX CLO LTD., ARES XXI CLO LTD., ARES XXII CLO LTD., ARES EURO CLO I B.V., ARES EUROPEAN CLO II B.V., OCI EURO FUND I, B.V., ARES NF CLO XIII LTD., ARES NF CLO XIV LTD., ARES NF CLO XV LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY II LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III EURO B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY VI, L.P., ARES SPC LUXEMBOURG S.À R.L., CONFLUENT 2 LIMITED, ARES ENHANCED CREDIT OPPORTUNITIES FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND, LTD., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES FUND LTD., GLOBAL LOAN OPPORTUNITIES FUND B.V., ARES

SPECIAL SITUATIONS FUND, L.P., ASSF I JM LTD., DF US BD HOLDINGS LLC, ARES SPECIAL SITUATIONS FUND I-B, L.P., DF US BD HOLDINGS I-B LLC, ASSF I-B JM LTD., ARES SPECIAL SITUATIONS FUND III, L.P., ASSF III JM LTD., DF III US BD HOLDINGS LLC, ARES CREDIT STRATEGIES FUND I, L.P., ARES CREDIT STRATEGIES FUND II, L.P., ARES CREDIT STRATEGIES FUND III, L.P., ARES CSF III LUXEMBOURG S.À.R.L., ARES CORPORATE OPPORTUNITIES FUND, L.P., ARES CORPORATE OPPORTUNITIES FUND II, L.P., ACOF II JM LTD., ARES CORPORATE OPPORTUNITIES FUND III, L.P., ARES CORPORATE OPPORTUNITIES FUND ASIA, L.P., AF I US BD HOLDINGS L.P., AF II US BD HOLDINGS L.P., AF III US BD HOLDINGS L.P., ARES MEZZANINE PARTNERS, L.P., ARES CAPITAL EUROPE LIMITED, ARES CAPITAL EUROPEAN INVESTMENTS LIMITED, ARES CAPITAL EUROPE, L.P., ARES CAPITAL EUROPE (LUXEMBOURG) S.À.R.L., ARES STRATEGIC INVESTMENT PARTNERS LTD., ARES STRATEGIC INVESTMENT PARTNERS OFFSHORE LTD., ARES STRATEGIC INVESTMENT PARTNERS, L.P., ARES STRATEGIC INVESTMENT PARTNERS EUROPE B.V., ARES STRATEGIC INVESTMENT PARTNERS EUROPE OFFSHORE B.V., ARES STRATEGIC INVESTMENT PARTNERS III, L.P., ARES CAPITAL CP FUNDING LLC, IVY HILL MIDDLE MARKET CREDIT FUND, LTD., IVY HILL MIDDLE MARKET CREDIT FUND II, LTD., IVY HILL MIDDLE MARKET CREDIT FUND III, LTD., IVY HILL SENIOR DEBT FUND, L.P., IVY HILL SENIOR DEBT FUNDING 2007-1, IVY HILL SENIOR DEBT FUND, LTD., COLTS 2005-1 LTD., COLTS 2005-2 LTD., COLTS 2007-1 LTD., FIRSTLIGHT FUNDING I, LTD., KNIGHTSBRIDGE CLO 2007-1 LIMITED, EMPORIA PREFERRED FUNDING I, LTD., EMPORIA PREFERRED FUNDING II, LTD., EMPORIA PREFERRED FUNDING III, LTD., ARES PRIVATE DEBT STRATEGIES II, L.P., ARES PRIVATE DEBT STRATEGIES III, L.P., ARES CAPITAL JB FUNDING LLC, ACE EQUITY HOLDCO (CAYMAN) LTD., ACE ESSLP HOLDCO (CAYMAN), L.P., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES GP II, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND II, L.P., ARES ENHANCED CREDIT OPPORTUNITIES INVESTMENT MANAGEMENT II, LLC, ARES COMMERCIAL REAL ESTATE CORPORATION, ACRC LENDER LLC, ACRC LENDER C LLC, ACRC LENDER W LLC, QUEEN STREET CLO I B.V., QUEEN STREET CLO II B.V., INDICUS CREDIT OPPORTUNITY FUND, L.P., INDICUS CREDIT MANAGEMENT LIMITED, INDICUS INVESTMENT MANAGEMENT LIMITED, INDICUS CREDIT GP LIMITED, INDICUS ADVISORS L.P., INDICUS ADVISORS LLP

245 Park Avenue, 44th Floor
New York, NY 10167
and
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

All Communications, Notices and Orders to:

Kipp deVeer Chief Executive Officer Ares Capital Corporation 245 Park Avenue, 44th Floor New York, NY 10167 (212) 750-7300	Michael D. Weiner Chief Legal Officer Ares Management LLC 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067 (310) 201-4200	Joshua M. Bloomstein General Counsel Ares Capital Corporation 245 Park Avenue, 44th Floor New York, NY 10167 (212) 750-7300

Copies to:

Monica Shilling Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067 (310) 557-2900	Steven B. Boehm Sutherland Asbill & Brennan LLP 700 Sixth Street, N.W. Washington, D.C. 20001 (202) 383-0100

August 19, 2014

ii

 INTRODUCTION

A.    Requested Relief

        Ares Capital Corporation and its related entities identified in section I.B. below, hereby request an order (the "Order") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act")1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the "Commission") under the Act.

        In particular, the relief requested in this application (the "Application") would allow a Regulated Fund (as defined below) and one or more other Regulated Funds (including one or more ARCC Funds) and/or one or more Affiliated Funds (as defined below) to participate in the same investment opportunities where such participation may otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions set forth in this application.

B.    Applicants Seeking Relief:

  •
  Ares Capital Corporation ("ARCC"), a closed-end non-diversified management investment company that has elected to be regulated as a BDC (defined below) under the Act;

  •
  Ares Capital Management LLC, ARCC's investment adviser ("ACM");

  •
  Ivy Hill Asset Management L.P. ("Ivy Hill"), an investment adviser registered under the Investment Advisers Act of 1940 (the "Advisers Act") that is a wholly owned portfolio company of ARCC,

  •
  Ares Capital CP Funding LLC and Ares Capital JB Funding LLC, each of which is a Wholly-Owned Investment Sub (as defined below) of ARCC.

  •
  The investment advisers to the Existing Affiliated Funds (defined below) that are identified in Appendix A ("Existing Advisers to Affiliated Funds"), each of which is registered as an investment adviser under the Advisers Act;

  •
  The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and would be an investment company but for Sections 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or Rule 3a-73 promulgated under the Act (the "Existing Affiliated Funds"); and

        1  Unless otherwise indicated, all section references herein are to the Act.

        2  Unless otherwise indicated, all rule references herein are to rules under the Act.

        3  The Affiliated Funds include several collateralized loan obligations (each, a "CLO") that rely on Rule 3a-7 for an exclusion from the definition of investment company under the 1940 Act. Applicants believe that the inclusion of these entities to the definition of Affiliated Funds does not raise any legal or policy concerns that are not otherwise raised by allowing the Regulated Funds to co-invest with entities that rely on Section 3(c)(1) or 3(c)(7) for exclusion from the definition of investment company under the 1940 Act. In terms of their purpose, these CLOs do not differ from other private funds. The investment adviser to each Affiliated Fund that relies on Section 3(c)(1) or 3(c)(7) for an exclusion from the definition of investment company under the 1940 Act is or will be an Adviser to Affiliated Funds. In the same way, the investment adviser to each CLO that relies on Rule 3a-7 is or will be an Adviser to Affiliated Funds.

  •
  The investment vehicles identified in Appendix B, each of which is a separate and distinct legal entity and would be an investment company but for Rule 3a-7 or Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act and each of which are managed by Ivy Hill (the "Existing Downstream Ivy Hill Funds," together with the Existing Affiliated Funds, the Existing Advisers to Affiliated Funds, ARCC, Ivy Hill, Ares Capital CP Funding LLC, Ares Capital JB Funding LLC and ACM, the "Applicants");

C.    Defined Terms

        "Adviser" means ACM, and the Existing Advisers to Affiliated Funds together with any future investment adviser that (i) controls, is controlled by or is under common control with Ares Management (as defined below), (ii) is registered as an investment adviser under the Advisers Act, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

        "Advisers to Affiliated Funds" means the Existing Advisers to Affiliated Funds and any other Adviser that, in the future, serves as investment adviser to one or more Affiliated Funds.

        "Advisers to Regulated Funds" means ACM and any other Adviser that, in the future, serves as investment adviser to one or more Regulated Funds.

        "Affiliated Fund" means any Existing Affiliated Fund or any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Rule 3a-7 or Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, (c) that is not a BDC Downstream Fund, and (d) that intends to participate in Co-Investment Transactions under the Order. No Existing Affiliated Fund is a BDC Downstream Fund.

        "ARCC Fund" means ARCC or any Downstream Ivy Hill Fund.

        "BDC" means a business development company under the Act.4

        "BDC Downstream Fund" means with respect to any Regulated Fund that is a BDC, an entity (a) that the BDC directly or indirectly controls, (b) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC) or a person that the BDC, or a person controlled by the BDC, directly or indirectly controls, (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) or Rule 3a-7 of the Act, (d) whose investment adviser is the BDC, a person that the BDC directly or indirectly controls, or an Adviser, (e) that is not a Wholly-Owned Investment Sub and (f) that intends to participate in Co-Investment Transactions under the Order. The Downstream Ivy Hill Funds (as defined below), including the Existing Downstream Ivy Hill Funds, are BDC Downstream Funds.

        4  Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

        "Board" means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party (as defined below) of the BDC Downstream Fund.

        "Board-Established Criteria" means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Regulated Fund's Adviser or Ivy Hill, as applicable, should be notified under Condition 1. If no Board-Established Criteria are in effect, then the Regulated Fund's Adviser, or Ivy Hill, as applicable, will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund's then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, including, but not limited to, industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity, regulatory considerations or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund, or Ivy Hill, as applicable, may from time to time recommend criteria for the Board's consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

        "Close Affiliate" of a Regulated Fund means the Advisers, Ivy Hill, the other Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose).

        "Co-Investment Transaction" means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

        "Disposition" means the sale, exchange or other disposition of an interest in a security of an issuer.

        "Downstream Ivy Hill Fund" means the Existing Downstream Ivy Hill Funds and any BDC Downstream Fund that ARCC directly or indirectly controls in the future. Currently, the only Downstream Ivy Hill Funds are the Existing Downstream Ivy Hill Funds.

        "Eligible Directors" means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund's Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act and, with respect to a BDC Downstream Fund, its Independent Party, as defined below.

        "Follow-On Investment" means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

        "Future Regulated Fund" means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser is an Adviser or Ivy Hill, and (c) that intends to participate in Co-Investment Transactions under the Order.

        "Independent Director" means a member of the Board of any relevant entity who is not an "interested person" as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

        "Independent Party" means, with respect to a BDC Downstream Fund, (a) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (b) if the BDC Downstream Fund does not have a board of directors (or the equivalent), (i) a transaction committee or advisory committee of the BDC Downstream Fund or (ii) a designated individual that is otherwise unaffiliated with the Downstream Ivy Hill Fund or Ares Management and generally engaged by the Downstream Ivy Hill Fund solely for the purpose of providing an independent role to approve or reject transactions with affiliated entities.

        "JT No-Action Letters" means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

        "Objectives and Strategies" means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the "Securities Act") or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its organizational documents (including operating agreements), investment management agreements, governing documents or disclosure documents (including private placement memoranda and reports to equity holders).

        "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

        "Pre-Boarding Investments" are investments in an issuer held by a Regulated Fund, on the one hand, as well as one or more Affiliated Funds and/or one or more other Regulated Funds, on the other hand, that:

  (a)
  (i) were acquired prior to participating in any Co-Investment Transaction, (ii) were acquired in transactions in which the only terms negotiated by or on behalf of such funds were price and quantity; and (iii) were acquired either: (x) in reliance on one of the JT No-Action Letters; or (y) in transactions occurring at least 30 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund; or

  (b)
  the Regulated Fund determined, upon the advice of counsel, that such investments did not violate the prohibitions of Section 57(a)(4) or 17(d), as applicable; or

  (c)
  were part of a transaction in which the Regulated Fund acquired securities of an entity that was not, at the time of the investment, an affiliated person (as defined in Section 2(a)(3) of the Act) of the Regulated Fund and, as a result of such transaction, the Regulated Fund holds securities in the same issuer as another Regulated Fund or Affiliated Fund.

        "Regulated Funds" means ARCC, the Future Regulated Funds and the BDC Downstream Funds.

        "Related Party" means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser or Ivy Hill has knowledge, any Remote Affiliate.

        "Remote Affiliate" means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) including any limited partner holding between 5% and 25% of the relevant limited partner interests.

        "Required Majority" means a required majority, as defined in Section 57(o) of the Act.5

        5  In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

        "Tradable Security" means a security that meets the following criteria at the time of Disposition:

  (i)
  it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act, or in an institutional market;

  (ii)
  it is not subject to restrictive agreements with the issuer or other security holders; and

  (iii)
  it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds or Ivy Hill, as applicable, holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time without a material discount to the value (as defined by section 2(a)(41)(B) of the Act) ascribed to such security by the Regulated Fund.

        "Wholly-Owned Investment Sub" means an entity (a) whose sole business purpose is to hold one or more investments on behalf of a Regulated Fund (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (b) that is wholly-owned by the Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, directly or indirectly, 100% of the voting and economic interests), (c) with respect to which the Regulated Fund's Board or Independent Party, as applicable, has the sole authority to make all determinations regarding the entity's participation under the conditions to this Application; and (d) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act or Rule 3a-7 promulgated thereunder. The term "SBIC Subsidiary" means a wholly owned consolidated subsidiary that is licensed by the Small Business Administration (the "SBA") to operate under the Small Business Investment Act of 1958, as amended, (the "SBA Act") as a small business investment company (an "SBIC").

II. APPLICANTS

        Each applicant below may be deemed to be directly or indirectly controlled by Ares Management L.P. ("Ares Management"), a publicly traded partnership and the parent company of the Advisers. Ares Management may thus be deemed to control the Regulated Funds and the Affiliated Funds. Ares Management, however, is a holding company and does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, Ares Management has not been included as an Applicant.

A.    Ares Capital Corporation

        ARCC is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. ARCC has elected to be regulated as a BDC under the Act. In addition, ARCC has qualified and elected to be treated as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986 (the "Code") and intends to continue to qualify as a RIC in the future. ARCC's principal executive offices are located at 245 Park Avenue, 44th Floor, New York, NY 10167. In connection with its initial public offering, ARCC filed a registration statement on Form N-2 (File No. 333-114656) under the Securities Act of 1933 ("Securities Act"). ARCC completed an initial public offering of its common stock, par value $0.001, on October 8, 2004, and has raised additional capital through subsequent debt and equity offerings from time to time, as well as through the use of revolving credit facilities. ARCC's investment objective is to generate both current income and capital appreciation through debt and equity investments. ARCC invests primarily in U.S. middle-market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive. ARCC may from time to time invest in larger or smaller (in particular, for investments in early-stage and/or venture capital-backed) companies. ARCC invests principally in first and second lien senior loans and mezzanine debt, which in some cases includes an equity component (such as warrants). To a lesser extent, ARCC also makes equity investments. ARCC's investments in corporate borrowers generally range between $30 million and $400 million each, investments in project finance/power generation projects generally range between $10 million and $200 million each and investments in early-stage and/or venture capital-backed companies generally range between $1 million and $25 million each.

        In addition, ARCC has the ability to provide one-stop financing with the capacity to invest capital across the balance sheet and to hold larger investments than many of its competitors. The ability to underwrite, syndicate, and hold larger investments benefits ARCC's shareholders by: (i) increasing deal flow and flexibility in the types of transactions in which it can engage in, (ii) potentially generating greater net income to and earnings for ARCC through syndication, (iii) broadening market relationships, (iv) enabling ARCC to optimize its portfolio composition, and (v) allowing ARCC to provide capital to middle-market companies, which ARCC believes currently have limited access to capital from traditional lending sources. ARCC's business and affairs are managed under the direction of a Board, which currently consists of nine members, five of whom are Independent Directors. ARCC's Board has delegated daily management and investment authority to ACM pursuant to an investment advisory and management agreement (the "ARCC Investment Advisory Agreement"). Ares Operations LLC ("Ares Administration") serves as ARCC's administrator pursuant to an administration agreement (the "ARCC Administration Agreement").

B.    Ivy Hill and the Downstream Ivy Hill Funds

        Ivy Hill is ARCC's indirect wholly owned portfolio company that manages the investment and reinvestment of the assets of the Existing Downstream Ivy Hill Funds. Ivy Hill is a Delaware limited partnership that was registered under the Advisers Act on March 30, 2012.

        The Downstream Ivy Hill Funds all rely on, or will rely on, Sections 3(c)(1) or 3(c)(7) or Rule 3a-7 for an exclusion from regulation under the Act. As of June 30, 2014, Ivy Hill had assets under management of approximately $2.8 billion.

C.    Ares Capital Management and Ares Administration LLC

        In March 2012, ARCC received an exemptive order under Sections 6(c) and 12(d)(3) of the 1940 Act which permits ARCC to own and make additional investments in Ivy Hill, which is a registered investment adviser under the Adviser's Act (the "12(d)(3) Order").6 Because Ivy Hill is a registered investment adviser under the Adviser's Act, Applicants intend to subject it to the same requirements applicable to the Advisers under the Order. Certain limitations set forth in the 12(d)(3) Order, however, restrict Ivy Hill's ability to share information with affiliates, including the Future Regulated Funds. These limitations may, from time to time, conflict with certain Conditions, as reflected in this Application.

        ACM, a Delaware limited liability company registered under the Advisers Act, serves as the investment adviser to ARCC pursuant to the ARCC Investment Advisory Agreement. Subject to the overall supervision of the Board, ACM manages the day-to-day operations of, and provides investment advisory and management services to, ARCC. Under the terms of the ARCC Investment Advisory Agreement, ACM determines the composition of ARCC's portfolio, the nature and timing of the changes to ARCC's portfolio, and the manner of implementing such changes; identifies, evaluates, and negotiates the structure of the investments ARCC makes (including performing due diligence on ARCC's prospective portfolio companies); closes and monitors the investments ARCC makes; and determines the investments and other assets that ARCC purchases, retains, or sells.

        Pursuant to the ARCC Administration Agreement, Ares Administration furnishes ARCC with office equipment and clerical, bookkeeping, and record-keeping services at ARCC's office facilities. Under the ARCC Administration Agreement, Ares Administration also performs, or oversees the performance of, administrative services required for ARCC to operate, which include, among other things: providing assistance in accounting, legal, compliance, operations, technology, and investor relations; remaining responsible for the financial records that ARCC is required to maintain; and preparing reports to ARCC's shareholders and reports filed with the Commission. In addition, Ares Administration assists ARCC in determining and publishing ARCC's net asset value; oversees the preparation and filing of ARCC's tax returns and the printing and dissemination of reports to ARCC's shareholders; and generally manages the payment of ARCC's expenses and the performance of administrative and professional services rendered by other parties to ARCC. Both ACM and Ares Administration are wholly owned direct subsidiaries of Ares Management.

D.    Existing Affiliated Funds and the Existing Advisers to the Affiliated Funds

        The Existing Advisers to Affiliated Funds are the investment advisers to the Existing Affiliated Funds. Each of the Existing Advisers to Affiliated Funds is registered as an investment adviser under the Advisers Act. A complete list of the Existing Affiliated Funds and the Existing Advisers to Affiliated Funds is included in Appendix A.

        6  See Ares Capital Corporation, et al. (File No. 812-13840) Release. No. IC-30024 (March 29, 2012) (order), Release No. IC-29977 (March 9, 2012) (notice).

 III. ORDER REQUESTED

        The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 to permit, subject to the terms and conditions set forth below in this Application (the "Conditions"), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

        The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

        Similar to precedent, the Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Unlike precedent, the Applicants also seek the ability to make Follow-On Investments and to dispose of investments in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. The Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed "onboarding process," discussed below, the Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In Section A.1. below, the Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections A.3. and A.4. below, the Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A.    Overview

        Applicants include multiple advisers that are subsidiaries of Ares Management or ARCC. The Advisers and Ivy Hill manage numerous funds and separate accounts with a wide variety of mandates and aggregate assets under management of approximately $79.2 billion as of June 30, 2014. These Advisers' clients currently include a BDC and registered investment companies7 that are regulated under the Act. Ivy Hill manages the Existing Downstream Ivy Hill Funds, which have a wide variety of mandates and had aggregate assets under management of approximately $2.8 billion as of June 30, 2014.

        Each Adviser and Ivy Hill manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the BDC and the registered investment companies, the Act.

        The Advisers and Ivy Hill are presented with thousands of investment opportunities each year on behalf of their clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) of the Act. Under certain factual circumstances, such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is

        7  The registered investment companies are not currently seeking the relief sought by the Application and are therefore not included as Applicants.

participating. In addition, under certain factual circumstances an Existing Downstream Ivy Hill Fund may not participate if an Affiliated Fund or another Regulated Fund other than an ARCC Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds often have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. Currently, if a Regulated Fund and one or more Affiliated Funds are invested in an issuer such funds may not participate in a Follow-On Investment or exit the investment if the terms of the transaction would be a prohibited joint transaction.

        As a result, the Regulated Funds and Affiliated Funds are limited in the types of transactions in which they can participate, and the Regulated Funds often must forego transactions that would be beneficial to investors in the Regulated Funds. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

        The Applicants discuss the need for the requested relief in greater detail in Section III.C. below.

        The Advisers and Ivy Hill have established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds (including the Existing Downstream Ivy Hill Funds) and the Affiliated Funds and (ii) comply with the conditions contained in the Order.

1.
The Investment Process

        The investment process, as it relates to Potential Co-Investment Transactions, is expected to consist of three stages: (a) the identification and consideration of investment opportunities; (b) order placement and allocation; and (c) consideration by each applicable Regulated Fund's Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

  (a)
  Identification and Consideration of Investment Opportunities.

        The Advisers are organized and managed in a manner designed to enable each Adviser to timely learn of all Potential Co-Investment Transactions applicable to the fund(s) managed by such Adviser. In addition, Ivy Hill is organized and managed in a manner designed to enable it to timely learn of all Potential Co-Investment Transactions applicable to the Existing Downstream Ivy Hill Funds. Individual portfolio managers and deal teams are generally responsible for identifying and evaluating investment opportunities.

        Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser or Ivy Hill become aware of investment opportunities that may be appropriate for one or more Regulated Funds (including the Existing Downstream Ivy Hill Funds in the case of Ivy Hill) and one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds and Ivy Hill are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients (subject to any contractual limitations on disclosure). In addition, Ivy Hill will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as Ivy Hill, to the extent permitted by the 12(d)(3) Order (and subject to any contractual limitations on disclosure). In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant portfolio managers, deal teams and/or investment committees responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund's Adviser or Ivy Hill, as applicable, to make its independent determination and recommendations under Conditions 1, 2(a), 8 and 9 (as applicable).8 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers and Ivy Hill receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), Ivy Hill or the Adviser to each applicable Regulated Fund, working through the applicable portfolio manager, or in conjunction with any applicable deal team or investment committee, will then make an independent determination of the appropriateness of the investment for the Regulated Fund, including the Existing Downstream Ivy Hill Funds in the case of Ivy Hill, in light of the Regulated Fund's then-current circumstances.

        Applicants represent that, if the requested Order is granted, the investment advisory personnel of Ivy Hill and of each Adviser to a Regulated Fund will be charged with making sure it participates in the review process for each Potential Co-Investment Transaction that falls within the Objectives and Strategies and Board-Established Criteria of such Regulated Fund or the Existing Downstream Ivy Hill Funds, in the case of Ivy Hill. Applicants assert that the Advisers' allocation policies and procedures will, upon granting of the Order, be structured so that the relevant investment advisory personnel of the Adviser for each Regulated Fund and Ivy Hill are promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund. Applicants also assert that Ivy Hill's allocation policies and procedures will, upon granting of the Order, be structured so that the relevant investment advisory personnel of the Adviser for each Regulated Fund will be promptly notified by Ivy Hill (to the extent permitted by the 12(d)(3) Order) of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

  (b)
  Order Placement and Allocation

        General. If the Adviser to a Regulated Fund, or Ivy Hill, as applicable, deems the Regulated Fund's, or the Existing Downstream Ivy Hill Fund's (in the case of Ivy Hill) participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable portfolio manager or in conjunction with any applicable deal team or investment committee, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser or Ivy Hill, as applicable, and such deal team or investment committee may consider factors, including, without limitation, available capital; investment objectives or current investment strategies; risk profiles; transaction and other costs of allocating an opportunity among various funds; regulatory issues, restrictions, concentrations and diversity limits; industry restrictions; potential conflicts of interest; current and anticipated market and general economic conditions; existing and prior positions in an issuer or security; and such other matters as may be reasonably taken into account by the Adviser or Ivy Hill, as applicable.

        Allocation Procedure. For each Regulated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will submit a proposed order amount in accordance with the Advisers' written allocation policies and procedures. For each Existing Downstream Ivy Hill Fund for whom Ivy Hill recommends participating in a Potential Co-Investment Transaction, Ivy Hill will submit a proposed order amount in accordance with Ivy Hill's written allocation policies and procedures. The order of a Regulated Fund (including the Existing Downstream Ivy Hill Funds) or Affiliated Fund resulting from this process is referred to as its "Internal Order". The Internal Order of participating Regulated Funds will be submitted for approval by the Required Majority of any such participating Regulated Funds in accordance with the Conditions as discussed in Section III.A.1.c. below.

        If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer, equity sponsor or issuer, as applicable (the "External Submission"), then each Internal

        8  Representatives from each Adviser to a Regulated Fund or Ivy Hill are members of each deal team or investment committee, or are otherwise entitled to participate in each meeting of any deal team or investment committee, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds' Objectives and Strategies and Board-Established Criteria.

Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.9 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds' or the Affiliated Funds' consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers and Ivy Hill will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund or Ivy Hill will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2.

        Compliance. The Advisers' and Ivy Hill's robust allocation review processes are designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers and Ivy Hill are following their allocation policies. The allocation process is monitored and reviewed by the compliance team, led by the Chief Compliance Officer of the applicable Adviser and of Ivy Hill, and reviewed by the Board of each Regulated Fund as it applies to each Regulated Fund.

  (c)
  Approval of Potential Co-Investment Transactions

        A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

        In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individual or individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. The use of Independent Parties for BDC Downstream Funds results in a standard of approval that Applicants believe is equally as stringent as the standard of approval that a board of directors would apply. Most importantly, Applicants represent that the Independent Parties of the BDC Downstream Funds would be required to act in the best interests of their respective funds when approving transactions. This would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

        Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund's Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity's portfolio at the time an investment opportunity is presented. The Independent Party must reach a conclusion on whether or not the investment is in the best interest of its relevant BDC

        9  The Advisers and Ivy Hill will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser to each Regulated Fund and Ivy Hill will provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with the Conditions.

Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

        Applicants represent that the use of Independent Parties has been common practice in institutional funds for many years and sophisticated investors, including global institutional investors, have relied on their presence in fund structures to ensure equitable treatment. Moreover, although a traditional board of directors would not be required to approve Co-Investment Transactions for a BDC Downstream Fund, a Board of a Regulated Fund would be required, as part of the overall duty of care that it owes to that Regulated Fund and its shareholders, to monitor the Co-investment Transaction activity of the Regulated Fund's respective BDC Downstream Funds to ensure that no pattern of abuse was extant.

        A Regulated Fund may participate in Pro Rata Dispositions and Pro Rata Follow-On Investments without obtaining prior approval of the Required Majority in accordance with conditions 6(c)(i) and 8(b)(i).

2.
Delayed Settlement

        All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when an Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has not yet called committed capital from its investors or such capital call has been made but not yet funded, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short period of up to ten business days. Nevertheless, in all cases, (i) the Regulated Funds and Affiliated Funds will invest at the same price and on the same terms, even where the settlement date is not the same for each participant and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

        Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, all other terms, including price, will be identical. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other. Consequently, since a Regulated Fund would have specified a finite amount of investment to acquire, if other Regulated Funds or Affiliated Funds do not settle as expected, such Regulated Fund could never be placed in a situation where it would be required to purchase the amount that did not settle, that is, any amount beyond the Regulated Fund's original investment commitment. In short, an earlier or later settlement date does not create any opportunity for overreaching.

3.
Permitted Follow-On Investments and Approval of Follow-On Investments

        From time to time, the Advisers or Ivy Hill may become aware of opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds or Affiliated Funds previously have invested. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the participating Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

        The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by condition 8. These Follow-On Investments are referred to as "Standard Review Follow-Ons." If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the "onboarding process" discussed in Section III.A.3.b. below and governed by condition 9. These Follow-On Investments are referred to as "Enhanced Review Follow-Ons."

  (a)
  Standard Review Follow-Ons

        A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

        A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

        A "Pro Rata Follow-On Investment" is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,10 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in the Pro Rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments in which case all subsequent Follow-On Investments that are Potential Co-Investment Transactions will be submitted to the Regulated Fund's Eligible Directors in accordance with Condition 8(c).

        A "Non-Negotiated Follow-On Investment" is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only terms negotiated by or on behalf of the funds are price and quantity and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

        Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser or Ivy Hill and thus do not warrant the time or the attention of the Board.

  (b)
  Enhanced Review Follow-Ons

        One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, such Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an "onboarding process" whereby Regulated Funds and Affiliated Funds

        10  To the extent that a Follow-On Investment opportunity is in a security currently held by the participating Regulated Funds and Affiliated Funds (e.g. (e.g., the participants hold senior debt and there is a Follow-On opportunity in the same senior debt or there is a refinancing and the right to participate arises from holding the senior debt), proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not currently held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by condition 8 under the standard review process.

4.
Dispositions

        The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that may be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the participating Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

        The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as "Standard Review Dispositions") would be subject to the process discussed in Section III.A.4.a. below and governed by condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as "Enhanced Review Dispositions") would be subject to the same "onboarding process" discussed in Section III.A.3.b. above and governed by condition 7.

  (a)
  Standard Review Dispositions

        A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

        A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

        A "Pro Rata Disposition" is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;11 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund's Eligible Directors.

        In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any person who, to the applicable Adviser's or Ivy Hill's knowledge, is an affiliated person of the issuer12; and (y) the security is sold for cash in a transaction in which the only terms negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds are price and quantity. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board's periodic review in accordance with condition 10.

        11  In the case of any Disposition, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Disposition.

        12  In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

  (b)
  Enhanced Review Dispositions

        One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.13 Subsequent Co-Investment Transactions with respect to the issuer will be governed by condition 6 or 8 under the standard review process.

5.
Use of Wholly-Owned Investment Subs

        ARCC or a Future Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Entity for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Entity that owns it and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments (for example, in connection with a credit facility) and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub. Each of Ares Capital CP Funding LLC and Ares Capital JB Funding LLC is a Wholly-Owned Investment Sub of ARCC.

        Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary's investments while, in the latter case, the Independent Party makes such determinations.

B.    Applicable Law

1.
Section 17(d) and Section 57(a)(4)

        Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

        13  However, with respect to an issuer, if a Regulated Fund's first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

        Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

  •
  Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

  •
  Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);14 or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

        Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

        Section 2(a)(3)(C) defines an "affiliated person" of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines "any officer, director, partner, copartner, or employee" of an affiliated person as an affiliated person. Section 2(a)(9) defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.15

2.
Rule 17d-1

        Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any "joint enterprise or

        14  Also excluded from this category by Rule 57b-1, is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

        15  See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) ("For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc."); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail Jan. 10, 1997) ("While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client's management or policies, whether an investment company and another entity are under common control is a factual question...").

other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application.

        Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i), to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

        Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

        The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.16 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): "The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants."17 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is "similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies."18

        Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.    Need for Relief

        Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission, to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

        Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) controlled affiliates of Ares Management manage each of the Affiliated Funds, (ii) Ares Management controls ACM, which manages ARCC pursuant to the ARCC Investment Advisory Agreement, and (iii) to the extent that ARCC continues to control Ivy Hill , the Downstream Ivy Hill Funds, are, and, in the future will be, deemed to be controlled by ACM, ARCC or certain of ARCC's subsidiaries. Thus, each of the Affiliated Funds could be deemed to be a person related to the Downstream Ivy Hill Funds in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds.

        16  See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

        17  Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

        18  H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

D.    Precedents

        The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.19 Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the conditions for relief are consistent with and expand the range of investor protections found in the orders we cite.

        While Applicants have sought to conform substantial portions of this Application and the conditions herein to recent precedent, most of the recent orders involving joint transactions have involved one or two managers that advise a small number of BDCs or regulated funds, on the one hand, and a small number of private funds, on the other hand. As discussed above, Applicants have multiple advisers with several Regulated Funds and numerous private funds, which have similar, but not identical investment objectives and policies. Due to the size and complexity of Applicants' operations, Applicants believe that an order based on existing precedents would not provide sufficient flexibility for the Regulated Funds to participate in attractive and appropriate investment opportunities that would be beneficial to their security holders.20 Thus, for example, Applicants propose to limit the Potential Co-Investment Transactions of which each Adviser and Ivy Hill would be notified of to those investments that would be consistent with each fund's then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on the Boards of Regulated Funds and on Applicants. In addition, Applicants seek to extend existing precedents to obtain exemptive relief to permit co-investments by BDC Downstream Funds that are not wholly owned subsidiaries of the Regulated Funds, subject to appropriate safeguards built into proposed conditions.

        An order based solely on existing precedents also would not permit Applicants to participate in Enhanced Review Follow-Ons or Enhanced Review Dispositions, which take into account and address "real life" scenarios for which existing precedents do not provide a solution.

        Applicants began with the Application on the co-investment protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012 (the "Gladstone Order");21 however, Applicants are requesting that such protocol be expanded to allow for the additional requests included in this Application based on new conditions designed to protect the Regulated Funds. In addition, applicants believe that the requested relief is necessary to address unique structures that do not align with models provided by the available precedent while at the same time ensuring that the Regulated Funds receive an equivalent level of protection. Although departing from existing precedent, Applicants believe that the relief requested herein is consistent with the policy underlying the Gladstone Order as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

        19  See, e.g., Solar Capital Ltd., et al. (File No. 812-14195) Release No. IC-31187 (July 28, 2014) (order), Release No. IC-31143 (July 1, 2014) (notice); WhiteHorse Finance, Inc., et al. (File No. 812-14120) Release No. IC-31152 (July 8, 2014) (order), Release No. IC-31080 (June 12, 2014) (notice); PennantPark Investment Corp., et al. (File No. 812-14134) Release No. IC-31015 (April 15, 2014) (order), Release No. IC-30985 (March 19, 2014) (notice); NF Investment Corp., et al. (File No. 812-14161) Release No. IC-30968 (Feb. 26, 2014) (order), Release No. IC-30900 (Jan. 31, 2014) (notice); Prospect Capital Corporation, et al. (File No. 812-14199) Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020) Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061) Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice).

        20  For example, the Gladstone Order (as defined below) includes one adviser, three Regulated Funds and one existing fund that are prohibited from completing "joint transactions", whereas in the Ares platform there are over 100 Existing Advisers to Affiliated Funds and over 125 Existing Affiliated Funds.

        21  See note 18, supra.

 IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

        In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

        As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers and Ivy Hill.

A.    Potential Benefits

        In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

        Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.    Protective Representations And Conditions

        The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

        Applicants believe that participation by the Regulated Funds in Pro Rata Dispositions and Pro Rata Follow-On Investments , as provided in Conditions 6(c)(i) and 8(b)(i), respectively, is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

        Applicants also believe that the participation by the Regulated Funds in Follow-On Transactions and Dispositions in respect of (1) Pre-Boarding Investments and (2) Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

        In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

 V.    CONDITIONS

        Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.    Identification and Referral of Potential Co-Investment Transactions

        (a)   The Advisers and Ivy Hill (to the extent permissible by the 12(d)(3) Order and subject to any contractual limitations on disclosure) will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser to a Regulated Fund and Ivy Hill is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any such Regulated Fund the Adviser or Ivy Hill manages.

        (b)   When an Adviser to a Regulated Fund or Ivy Hill is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser or Ivy Hill, as applicable, will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.    Board Approvals of Co-Investment Transactions

        (a)   If the Adviser or Ivy Hill deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser or Ivy Hill, as applicable will then determine an appropriate level of investment for the Regulated Fund.

        (b)   If the aggregate amount recommended by the Advisers or Ivy Hill to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. Each Adviser to a participating Regulated Fund or Ivy Hill, in the case of a participating Existing Downstream Ivy Hill Fund, will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with these Conditions.

        (c)   After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund or Ivy Hill, in the case of a participating Existing Downstream Ivy Hill Fund, will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

          (i)    the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

          (ii)   the transaction is consistent with:

            (A)  the interests of the Regulated Fund's equity holders; and

            (B)  the Regulated Fund's then-current Objectives and Strategies;

          (iii)  the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated

  Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

            (A)  the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the investment by each participating Affiliated Fund and Regulated Fund is made as part of the same transaction, for the same price and on the same terms; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

            (B)  any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser or Ivy Hill agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party's investment; and

          (iv)  the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect22 financial benefit to the Advisers or Ivy Hill, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.    Right to Decline.    Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.    General Limitation.    Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,23 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment, except if such Related Party is a Remote Affiliate and the requirements of Section 57(f) have been met.

        22  For example, procuring the Regulated Fund's investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

        23  This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

5.    Same Terms and Conditions.    A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.    Standard Review Dispositions.

        (a)   General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

          (i)    Ivy Hill and the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time, to the extent permissible by the 12(d)(3) Order in the case of Ivy Hill; and

          (ii)   Ivy Hill and the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

        (b)    Same Terms and Conditions.    Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and any other participating Regulated Fund.

        (c)    No Board Approval Required.    A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

          (i)    (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;24 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

          (ii)   each security is a Tradable Security and (A) the Disposition is not to the issuer or any person who, to the Adviser's or Ivy Hill's knowledge, is an affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only terms negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds are price and quantity.

        (d)    Standard Board Approval.    In all other cases, the Adviser or Ivy Hill will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors and the Regulated Fund will participate in such Disposition, solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

        24  In the case of any Disposition, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Disposition.

7.    Enhanced Review Dispositions.

        (a)    General.    If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

          (i)    the Adviser to such Regulated Fund or Affiliated Fund or, if an Existing Downstream Ivy Hill Fund desires to make such a Disposition, Ivy Hill (to the extent permitted by the 12(d)(3) Order), will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

          (ii)   the Adviser to each Regulated Fund that holds an investment in the issuer, or, if an Existing Downstream Ivy Hill Fund holds an investment in the issuer, Ivy Hill, will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

          (iii)  Ivy Hill (to the extent permitted by the 12(d)(3) Order) and the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer, all available information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

        (b)    Enhanced Board Approval.    Each of the Advisers and Ivy Hill, as applicable, will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition, solely to the extent that a Required Majority:

          (i)    determines that the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv), to the extent applicable to the Disposition; and

          (ii)   has been advised by independent counsel that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

        (c)    Additional Requirements:    The Disposition may only be completed in reliance on the Order if:

          (i)    Same Terms and Conditions.    Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and any other participating Regulated Fund;

          (ii)    Original Investments.    All of the Affiliated Funds' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

          (iii)    Multiple Classes of Securities.    All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all available information necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial25 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

        25  In determining whether a holding is "immaterial" for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

            (iv)    No control.    The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control (within the meaning of Section 2(a)(9) of the Act) the issuer of the securities by means of holding more than 25 percent of the issuer's outstanding securities entitled to vote for the election of directors.

8.    Standard Review Follow-Ons.

        (a)    General.    If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

          (i)    Ivy Hill (to the extent permitted by the 12(d)(3) Order) and the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

          (ii)   the Adviser to each Regulated Fund that holds an investment in the issuer, or, if an Existing Downstream Ivy Hill Fund holds an investment in the issuer, Ivy Hill, will formulate a recommendation as to the proposed participation, including, the amount of the proposed investment, by such Regulated Fund.

        (b)    No Board Approval Required.    A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

          (i)    (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,26 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

          (ii)   it is a Non-Negotiated Follow-On Investment.

        (c)    Standard Board Approval.    In all other cases, Ivy Hill or the applicable Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment, solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

        26  To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

        (d)    Allocation.    If, with respect to any such Follow-On Investment:

          (i)    the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

          (ii)   the aggregate amount recommended by Ivy Hill or the Advisers, as applicable, to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Order, as described in section III.A.1.b. above.

        (e)    Other Conditions.    The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9.    Enhanced Review Follow-Ons.

        (a)    General.    If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

          (i)    the Adviser to each such Regulated Fund or Affiliated Fund, or, if an Existing Downstream Ivy Hill Fund desires to make such a Follow-On Investment, Ivy Hill (to the extent permitted by the 12(d)(3) Order), will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

          (ii)   the Adviser to each Regulated Fund that holds an investment in the issuer, or, if an Existing Downstream Ivy Hill Fund holds an investment in the issuer, Ivy Hill, will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

          (iii)  Ivy Hill (to the extent permitted by the 12(d)(3) Order) and the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer, all available information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

        (b)    Enhanced Board Approval.    Each of the Advisers and Ivy Hill, as applicable, will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On, solely to the extent that a Required Majority:

          (i)    determines that the Follow-On complies with Condition 2(c)(i), (ii), (iii)(A), and (iv), to the extent applicable to the Follow-On; and

          (ii)   has been advised by independent counsel that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

        (c)    Additional Requirements.    The Follow-On Investment may only be completed in reliance on the Order if:

          (i)    Original Investments.    All of the Affiliated Funds' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

          (ii)    Multiple Classes of Securities.    All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all available information necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

          (iii)    No control.    The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control (within the meaning of Section 2(a)(9) of the Act) the issuer of the securities by means of holding more than 25 percent of the issuer's outstanding securities entitled to vote for the election of directors or by means of managing the issuer on a discretionary basis.

        (d)    Allocation.    If, with respect to any such Follow-On Investment:

          (i)    the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

          (ii)   the aggregate amount recommended by Ivy Hill or the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

        (e)    Other Conditions.    The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.    Board Reporting, Compliance and Annual Re-Approval

        (a)   Each Regulated Fund's Adviser and Ivy Hill will present to the Board of each Regulated Fund, on a quarterly basis (to the extent permissible by the 12(d)(3) application, in the case of Ivy Hill) (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all material information concerning Potential Co-Investment Transactions that fall within such Regulated Fund's Objectives and Strategies and Board-Established Criteria, and Co-Investment Transactions actually completed, including Co-Investment Transactions completed by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

        (b)   All information presented to the Regulated Fund's Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

        (c)   Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates the Regulated Fund's compliance with the terms and conditions of the Order and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

        (d)   The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund's best interests.

11.    Record Keeping.    Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.    Director Independence.    No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an "affiliated person" (as defined in the Act) of any Affiliated Fund.

13.    Expenses.    The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by Ivy Hill or the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.    Transaction Fees.27    Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed, to the extent permissible, to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by Ivy Hill or an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by Ivy Hill or the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, Ivy Hill, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k), or (iii) in the case of Ivy Hill or the Advisers, investment advisory or administrative compensation paid in accordance with agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser (or an affiliate thereof) or between the applicable Existing Downstream Ivy Hill Fund(s) and Ivy Hill.

        27  Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

 VI. PROCEDURAL MATTERS

A.    Communications

        Please address all communications concerning this Application and the Notice and Order to:

Kipp deVeer
Chief Executive Officer
Ares Capital Corporation
245 Park Avenue, 44th Floor
New York, NY 10167
(212) 750-7300

and

Michael D. Weiner
Chief Legal Officer
Ares Management LLC
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067
(310) 201-4200

and

Joshua M. Bloomstein
General Counsel
Ares Capital Corporation
245 Park Avenue, 44th Floor
New York, NY 10167
(212) 750-7300

        Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Monica Shilling
Proskauer Rose LLP
2049 Century Park East, 32nd Floor
Los Angeles, CA 90067
(310) 557-2900

and

Steven B. Boehm
Sutherland Asbill & Brennan LLP
700 Sixth Street, N.W.
Washington, D.C. 20001
(202) 383-0176

B.    Authorization

        All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 19th day of August, 2014.

ARES CAPITAL CORPORATION
By:	/s/ Joshua M. Bloomstein Name: Joshua M. Bloomstein Title: General Counsel

ARES CAPITAL MANAGEMENT LLC, ARES MANAGEMENT LIMITED, ARES INSTITUTIONAL LOAN FUND GP, LLC, ARES CLO MANAGEMENT IIR, L.P., ARES CLO MANAGEMENT IIIR/IVR, L.P., ARES CLO MANAGEMENT VR, L.P., ARES CLO MANAGEMENT VIR, L.P., ARES CLO MANAGEMENT VII, L.P., ARES CLO MANAGEMENT VIII, L.P., ARES CLO MANAGEMENT IX, L.P., ARES CLO MANAGEMENT X, L.P., ARES CLO MANAGEMENT XI, L.P., ARES CLO MANAGEMENT XII, L.P., ARES NF CLO XIII MANAGEMENT, L.P., ARES NF CLO XIV MANAGEMENT, L.P., ARES NF CLO XV MANAGEMENT, L.P., ARES CLO MANAGEMENT XVI, L.P., ARES CLO MANAGEMENT XVII, L.P., ARES CLO MANAGEMENT XVIII, L.P., ARES CLO MANAGEMENT XIX, L.P., ARES CLO MANAGEMENT XX, L.P., ARES CLO MANAGEMENT XXI, L.P., ARES CLO MANAGEMENT XXII, L.P., ARES ENHANCED LOAN MANAGEMENT, L.P., ARES ENHANCED LOAN MANAGEMENT IR, L.P., ARES ENHANCED LOAN MANAGEMENT II, L.P., ARES ENHANCED LOAN MANAGEMENT III, L.P., ARES ENHANCED LOAN INVESTMENT STRATEGY ADVISOR IV, L.P., AELIS VI OPERATING MANAGER, LLC, ARES WLP MANAGEMENT L.P., ASSF OPERATING MANAGER III, LLC, ARES SPC HOLDINGS, L.P., ARES SPC HOLDINGS GP LLC,

ARES PRIVATE ACCOUNT MANAGEMENT I, L.P., ARES ENHANCED CREDIT OPPORTUNITIES GP, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND MANAGEMENT, L.P., ASSF OPERATING MANAGER, LLC, ARES CSF OPERATING MANAGER I, LLC, ARES CSF OPERATING MANAGER II, LLC, ARES CSF III INVESTMENT MANAGEMENT, LLC, ACOF OPERATING MANAGER, L.P., ACOF OPERATING MANAGER II, L.P., ACOF OPERATING MANAGER III, LLC, ARES MEZZANINE MANAGEMENT LLC, ARES CAPITAL EURO GP, L.P., ARES STRATEGIC INVESTMENT GP, LLC, ARES STRATEGIC INVESTMENT MANAGEMENT LLC, ASIP OPERATING MANAGER III, LLC, ARES ASIA MANAGEMENT, LTD., ARES ASIA MANAGEMENT (HK), LIMITED, ARES COMMERCIAL REAL ESTATE MANAGEMENT LLC, ARES COMMERCIAL REAL ESTATE MANAGER LLC, ARES COMMERCIAL REAL ESTATE SERVICER LLC, IVY HILL ASSET MANAGEMENT L.P., IHSM LLC, A.C. CORPORATION, ARES INVESTMENTS LLC, ARES INVESTMENTS HOLDINGS LLC, ARES INSTITUTIONAL OFFSHORE LOAN FUND, B.V., ARES INSTITUTIONAL LOAN FUND, L.P., ARES INSTITUTIONAL LOAN FUND B.V., ARES IIR CLO LTD., ARES IIIR/IVR CLO LTD., ARES VR CLO LTD., ARES VI CLO LTD., ARES VIR CLO LTD., ARES VII CLO LTD., ARES VIII CLO LTD., ARES IX CLO LTD., ARES X CLO LTD., ARES XI CLO LTD., ARES XII CLO LTD., ARES XVI CLO LTD., ARES XVII CLO LTD., ARES XVIII CLO LTD., ARES XIX CLO LTD., ARES XX CLO LTD., ARES XXI CLO LTD., ARES XXII CLO LTD., ARES EURO CLO I B.V., ARES EUROPEAN CLO II B.V., OCI EURO FUND I, B.V., ARES NF CLO XIII LTD., ARES NF CLO XIV LTD., ARES NF CLO XV LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY II LTD.,

ARES ENHANCED LOAN INVESTMENT STRATEGY III, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III EURO B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY VI, L.P., ARES SPC LUXEMBOURG S.À R.L., CONFLUENT 2 LIMITED, ARES ENHANCED CREDIT OPPORTUNITIES FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND, LTD., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES FUND LTD., GLOBAL LOAN OPPORTUNITIES FUND B.V., ARES SPECIAL SITUATIONS FUND, L.P., ASSF I JM LTD., DF US BD HOLDINGS LLC, ARES SPECIAL SITUATIONS FUND I-B, L.P., DF US BD HOLDINGS I-B LLC, ASSF I-B JM LTD., ARES SPECIAL SITUATIONS FUND III, L.P., ASSF III JM LTD., DF III US BD HOLDINGS LLC, ARES CREDIT STRATEGIES FUND I, L.P., ARES CREDIT STRATEGIES FUND II, L.P., ARES CREDIT STRATEGIES FUND III, L.P., ARES CSF III LUXEMBOURG S.À R.L., ARES CORPORATE OPPORTUNITIES FUND, L.P., ARES CORPORATE OPPORTUNITIES FUND II, L.P., ACOF II JM LTD., ARES CORPORATE OPPORTUNITIES FUND III, L.P., ARES CORPORATE OPPORTUNITIES FUND ASIA, L.P., AF I US BD HOLDINGS L.P., AF II US BD HOLDINGS L.P., AF III US BD HOLDINGS L.P., ARES MEZZANINE PARTNERS, L.P., ARES CAPITAL EUROPE LIMITED, ARES CAPITAL EUROPEAN INVESTMENTS LIMITED, ARES CAPITAL EUROPE, L.P., ARES CAPITAL EUROPE (LUXEMBOURG) S.À.R.L., ARES STRATEGIC INVESTMENT PARTNERS LTD., ARES STRATEGIC INVESTMENT PARTNERS OFFSHORE LTD., ARES STRATEGIC INVESTMENT PARTNERS, L.P., ARES STRATEGIC INVESTMENT PARTNERS EUROPE B.V., ARES STRATEGIC INVESTMENT PARTNERS EUROPE OFFSHORE B.V., ARES STRATEGIC INVESTMENT PARTNERS III, L.P.,

ARES CAPITAL CP FUNDING LLC, IVY HILL MIDDLE MARKET CREDIT FUND, LTD., IVY HILL MIDDLE MARKET CREDIT FUND II, LTD., IVY HILL MIDDLE MARKET CREDIT FUND III, LTD., IVY HILL SENIOR DEBT FUND, L.P., IVY HILL SENIOR DEBT FUNDING 2007-1, IVY HILL SENIOR DEBT FUND, LTD., COLTS 2005-1 LTD., COLTS 2005-2 LTD., COLTS 2007-1 LTD., FIRSTLIGHT FUNDING I, LTD., KNIGHTSBRIDGE CLO 2007-1 LIMITED, EMPORIA PREFERRED FUNDING I, LTD., EMPORIA PREFERRED FUNDING II, LTD., EMPORIA PREFERRED FUNDING III, LTD., ARES PRIVATE DEBT STRATEGIES II, L.P., ARES PRIVATE DEBT STRATEGIES III, L.P., ARES CAPITAL JB FUNDING LLC, ACE EQUITY HOLDCO (CAYMAN) LTD., ACE ESSLP HOLDCO (CAYMAN), L.P., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES GP II, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND II, L.P., ARES ENHANCED CREDIT OPPORTUNITIES INVESTMENT MANAGEMENT II, LLC, ARES COMMERCIAL REAL ESTATE CORPORATION, ACRC LENDER LLC, ACRC LENDER C LLC, ACRC LENDER W LLC, QUEEN STREET CLO I B.V., QUEEN STREET CLO II B.V., INDICUS CREDIT OPPORTUNITY FUND, L.P., INDICUS CREDIT MANAGEMENT LIMITED, INDICUS INVESTMENT MANAGEMENT LIMITED, INDICUS CREDIT GP LIMITED, INDICUS ADVISORS L.P., INDICUS ADVISORS LLP
By:	/s/ Joshua M. Bloomstein Name: Joshua M. Bloomstein Authorized Person

        The undersigned states that he has duly executed the attached application dated as of August 19, 2014 for and on behalf of Ares Capital Corporation; that he is the Vice President and General Counsel of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ARES CAPITAL CORPORATION
By:	/s/ Joshua M. Bloomstein Name: Joshua M. Bloomstein Title: General Counsel

        The undersigned states that he has duly executed the attached application dated as of August 19, 2014 for and on behalf of Ares Capital Management LLC, Ares Management Limited, Ares Institutional Loan Fund GP, LLC, Ares CLO Management IIR, L.P., Ares CLO Management IIIR/IVR, L.P., Ares CLO Management VR, L.P., Ares CLO Management VIR, L.P., Ares CLO Management VII, L.P., Ares CLO Management VIII, L.P., Ares CLO Management IX, L.P., Ares CLO Management X, L.P., Ares CLO Management XI, L.P., Ares CLO Management XII, L.P., Ares NF CLO XIII Management, L.P., Ares NF CLO XIV Management, L.P., Ares NF CLO XV Management, L.P., Ares CLO Management XVI, L.P., Ares CLO Management XVII, L.P., Ares CLO Management XVIII, L.P., Ares CLO Management XIX, L.P., Ares CLO Management XX, L.P., Ares CLO Management XXI, L.P., Ares CLO Management XXII, L.P., Ares Enhanced Loan Management, L.P., Ares Enhanced Loan Management IR, L.P., Ares Enhanced Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Investment Strategy Advisor IV, L.P., AELIS VI Operating Manager, LLC, Ares WLP Management L.P., ASSF Operating Manager III, LLC, Ares SPC Holdings, L.P., Ares SPC Holdings GP LLC, Ares Private Account Management I, L.P., Ares Enhanced Credit Opportunities GP, LLC, Ares Enhanced Credit Opportunities Fund Management, L.P., ASSF Operating Manager, LLC, Ares CSF Operating Manager I, LLC, Ares CSF Operating Manager II, LLC, Ares CSF III Investment Management, LLC, ACOF Operating Manager, L.P., ACOF Operating Manager II, L.P., ACOF Operating Manager III, LLC, Ares Mezzanine Management LLC, Ares Capital Euro GP, L.P., Ares Strategic Investment GP, LLC, Ares Strategic Investment Management LLC, ASIP Operating Manager III, LLC, Ares Asia Management, Ltd., Ares Asia Management (HK), Limited, Ares Commercial Real Estate Management LLC, Ares Commercial Real Estate Manager LLC, Ares Commercial Real Estate Servicer LLC, Ivy Hill Asset Management L.P., IHSM LLC, A.C. Corporation, Ares Investments LLC, Ares Investments Holdings LLC, Ares Institutional Offshore Loan Fund, B.V., Ares Institutional Loan Fund, L.P., Ares Institutional Loan Fund B.V., Ares IIR CLO Ltd., Ares IIIR/IVR CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares X CLO Ltd., Ares XI CLO Ltd., Ares XII CLO Ltd., Ares XVI CLO Ltd., Ares XVII CLO Ltd., Ares XVIII CLO Ltd., Ares XIX CLO Ltd., Ares XX CLO Ltd., Ares XXI CLO Ltd., Ares XXII CLO Ltd., Ares Euro CLO I B.V., Ares European CLO II B.V., OCI Euro Fund I, B.V., Ares NF CLO XIII Ltd., Ares NF CLO XIV Ltd., Ares NF CLO XV Ltd., Ares Enhanced Loan Investment Strategy, Ltd., Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares Enhanced Loan Investment Strategy III Euro B.V., Ares Enhanced Loan Investment Strategy VI, L.P., Ares SPC Luxembourg S.à r.l., Confluent 2 Limited, Ares Enhanced Credit Opportunities Fund, L.P., Ares Enhanced Credit Opportunities Offshore Fund, LTD., Ares Enhanced Credit Opportunities Master Fund, L.P., Ares Enhanced Credit Opportunities Fund Ltd., Global Loan Opportunities Fund B.V., Ares Special Situations Fund, L.P., ASSF I JM Ltd., DF US BD Holdings LLC, Ares Special Situations Fund I-B, L.P., DF US BD Holdings I-B LLC, ASSF I-B JM Ltd., Ares Special Situations Fund III, L.P., ASSF III JM Ltd., DF III US BD HOLDINGS LLC, Ares Credit Strategies Fund I, L.P., Ares Credit Strategies Fund II, L.P., Ares Credit Strategies Fund III, L.P., Ares CSF III Luxembourg S.à r.l., Ares Corporate Opportunities Fund, L.P., Ares Corporate Opportunities Fund II, L.P., ACOF II JM Ltd., Ares Corporate Opportunities Fund III, L.P., Ares Corporate Opportunities Fund Asia, L.P., AF I US BD Holdings L.P., AF II US BD Holdings L.P., AF III US BD Holdings L.P., Ares Mezzanine Partners, L.P., Ares Capital Europe Limited, Ares Capital European Investments Limited, Ares Capital Europe, L.P., Ares Capital Europe (Luxembourg) S.à r.l., Ares Strategic Investment Partners Ltd., Ares Strategic Investment Partners Offshore Ltd., Ares Strategic Investment Partners, L.P., Ares Strategic Investment Partners Europe B.V., Ares Strategic Investment Partners Europe Offshore B.V., Ares Strategic Investment Partners III, L.P., Ares Capital CP Funding LLC, Ivy Hill Middle Market Credit Fund, Ltd., Ivy Hill Middle Market Credit Fund II, Ltd., Ivy Hill Middle Market Credit Fund III, Ltd., Ivy Hill Senior Debt Fund, L.P., Ivy Hill Senior Debt Funding 2007-1, Ivy Hill Senior Debt Fund, Ltd., CoLTS 2005-1 Ltd., CoLTS 2005-2 Ltd., CoLTS 2007-1 Ltd., Firstlight Funding I, Ltd., Knightsbridge

CLO 2007-1 Limited, Emporia Preferred Funding I, Ltd., Emporia Preferred Funding II, Ltd., Emporia Preferred Funding III, Ltd., Ares Private Debt Strategies II, L.P., Ares Private Debt Strategies III, L.P., Ares Capital JB Funding LLC, ACE Equity Holdco (Cayman) Ltd., ACE ESSLP Holdco (Cayman), L.P., Ares Enhanced Credit Opportunities Master Fund II, Ltd., Ares Enhanced Credit Opportunities Offshore Fund II, Ltd., Ares Enhanced Credit Opportunities Fund II, Ltd., Ares Enhanced Credit Opportunities GP II, LLC, Ares Enhanced Credit Opportunities Fund II, L.P., Ares Enhanced Credit Opportunities Investment Management II, LLC, Ares Commercial Real Estate Corporation, ACRC Lender LLC, ACRC Lender C LLC, ACRC Lender W LLC, Queen Street CLO I B.V., Queen Street CLO II B.V., Indicus Credit Opportunity Fund, L.P., Indicus Credit Management Limited, Indicus Investment Management Limited, Indicus Credit GP Limited, Indicus Advisors L.P., and Indicus Advisors LLP that he is authorized to execute this statement of each entity and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ARES CAPITAL MANAGEMENT LLC, ARES MANAGEMENT LIMITED, ARES INSTITUTIONAL LOAN FUND GP, LLC, ARES CLO MANAGEMENT IIR, L.P., ARES CLO MANAGEMENT IIIR/IVR, L.P., ARES CLO MANAGEMENT VR, L.P., ARES CLO MANAGEMENT VIR, L.P., ARES CLO MANAGEMENT VII, L.P., ARES CLO MANAGEMENT VIII, L.P., ARES CLO MANAGEMENT IX, L.P., ARES CLO MANAGEMENT X, L.P., ARES CLO MANAGEMENT XI, L.P., ARES CLO MANAGEMENT XII, L.P., ARES NF CLO XIII MANAGEMENT, L.P., ARES NF CLO XIV MANAGEMENT, L.P., ARES NF CLO XV MANAGEMENT, L.P., ARES CLO MANAGEMENT XVI, L.P., ARES CLO MANAGEMENT XVII, L.P., ARES CLO MANAGEMENT XVIII, L.P., ARES CLO MANAGEMENT XIX, L.P., ARES CLO MANAGEMENT XX, L.P., ARES CLO MANAGEMENT XXI, L.P., ARES CLO MANAGEMENT XXII, L.P., ARES ENHANCED LOAN MANAGEMENT, L.P., ARES ENHANCED LOAN MANAGEMENT IR, L.P., ARES ENHANCED LOAN MANAGEMENT II, L.P., ARES ENHANCED LOAN MANAGEMENT III, L.P.,

ARES ENHANCED LOAN INVESTMENT STRATEGY ADVISOR IV, L.P., AELIS VI OPERATING MANAGER, LLC, ARES WLP MANAGEMENT L.P., ASSF OPERATING MANAGER III, LLC, ARES SPC HOLDINGS, L.P., ARES SPC HOLDINGS GP LLC, ARES PRIVATE ACCOUNT MANAGEMENT I, L.P., ARES ENHANCED CREDIT OPPORTUNITIES GP, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND MANAGEMENT, L.P., ASSF OPERATING MANAGER, LLC, ARES CSF OPERATING MANAGER I, LLC, ARES CSF OPERATING MANAGER II, LLC, ARES CSF III INVESTMENT MANAGEMENT, LLC, ACOF OPERATING MANAGER, L.P., ACOF OPERATING MANAGER II, L.P., ACOF OPERATING MANAGER III, LLC, ARES MEZZANINE MANAGEMENT LLC, ARES CAPITAL EURO GP, L.P., ARES STRATEGIC INVESTMENT GP, LLC, ARES STRATEGIC INVESTMENT MANAGEMENT LLC, ASIP OPERATING MANAGER III, LLC, ARES ASIA MANAGEMENT, LTD., ARES ASIA MANAGEMENT (HK), LIMITED, ARES COMMERCIAL REAL ESTATE MANAGEMENT LLC, ARES COMMERCIAL REAL ESTATE MANAGER LLC, ARES COMMERCIAL REAL ESTATE SERVICER LLC, IVY HILL ASSET MANAGEMENT L.P., IHSM LLC, A.C. CORPORATION, ARES INVESTMENTS LLC, ARES INVESTMENTS HOLDINGS LLC, ARES INSTITUTIONAL OFFSHORE LOAN FUND, B.V., ARES INSTITUTIONAL LOAN FUND, L.P., ARES INSTITUTIONAL LOAN FUND B.V., ARES IIR CLO LTD., ARES IIIR/IVR CLO LTD., ARES VR CLO LTD., ARES VI CLO LTD., ARES VIR CLO LTD., ARES VII CLO LTD., ARES VIII CLO LTD., ARES IX CLO LTD., ARES X CLO LTD., ARES XI CLO LTD., ARES XII CLO LTD., ARES XVI CLO LTD.,

ARES XVII CLO LTD., ARES XVIII CLO LTD., ARES XIX CLO LTD., ARES XX CLO LTD., ARES XXI CLO LTD., ARES XXII CLO LTD., ARES EURO CLO I B.V., ARES EUROPEAN CLO II B.V., OCI EURO FUND I, B.V., ARES NF CLO XIII LTD., ARES NF CLO XIV LTD., ARES NF CLO XV LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY II LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III EURO B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY VI, L.P., ARES SPC LUXEMBOURG S.À R.L., CONFLUENT 2 LIMITED, ARES ENHANCED CREDIT OPPORTUNITIES FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND, LTD., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES FUND LTD., GLOBAL LOAN OPPORTUNITIES FUND B.V., ARES SPECIAL SITUATIONS FUND, L.P., ASSF I JM LTD., DF US BD HOLDINGS LLC, ARES SPECIAL SITUATIONS FUND I-B, L.P., DF US BD HOLDINGS I-B LLC, ASSF I-B JM LTD., ARES SPECIAL SITUATIONS FUND III, L.P., ASSF III JM LTD., DF III US BD HOLDINGS LLC, ARES CREDIT STRATEGIES FUND I, L.P., ARES CREDIT STRATEGIES FUND II, L.P., ARES CREDIT STRATEGIES FUND III, L.P., ARES CSF III LUXEMBOURG S.À R.L., ARES CORPORATE OPPORTUNITIES FUND, L.P., ARES CORPORATE OPPORTUNITIES FUND II, L.P., ACOF II JM LTD., ARES CORPORATE OPPORTUNITIES FUND III, L.P., ARES CORPORATE OPPORTUNITIES FUND ASIA, L.P., AF I US BD HOLDINGS L.P.,

AF II US BD HOLDINGS L.P., AF III US BD HOLDINGS L.P., ARES MEZZANINE PARTNERS, L.P., ARES CAPITAL EUROPE LIMITED, ARES CAPITAL EUROPEAN INVESTMENTS LIMITED, ARES CAPITAL EUROPE, L.P., ARES CAPITAL EUROPE (LUXEMBOURG) S.À.R.L., ARES STRATEGIC INVESTMENT PARTNERS LTD., ARES STRATEGIC INVESTMENT PARTNERS OFFSHORE LTD., ARES STRATEGIC INVESTMENT PARTNERS, L.P., ARES STRATEGIC INVESTMENT PARTNERS EUROPE B.V., ARES STRATEGIC INVESTMENT PARTNERS EUROPE OFFSHORE B.V., ARES STRATEGIC INVESTMENT PARTNERS III, L.P., ARES CAPITAL CP FUNDING LLC, IVY HILL MIDDLE MARKET CREDIT FUND, LTD., IVY HILL MIDDLE MARKET CREDIT FUND II, LTD., IVY HILL MIDDLE MARKET CREDIT FUND III, LTD., IVY HILL SENIOR DEBT FUND, L.P., IVY HILL SENIOR DEBT FUNDING 2007-1, IVY HILL SENIOR DEBT FUND, LTD., COLTS 2005-1 LTD., COLTS 2005-2 LTD., COLTS 2007-1 LTD., FIRSTLIGHT FUNDING I, LTD., KNIGHTSBRIDGE CLO 2007-1 LIMITED, EMPORIA PREFERRED FUNDING I, LTD., EMPORIA PREFERRED FUNDING II, LTD., EMPORIA PREFERRED FUNDING III, LTD., ARES PRIVATE DEBT STRATEGIES II, L.P., ARES PRIVATE DEBT STRATEGIES III, L.P., ARES CAPITAL JB FUNDING LLC, ACE EQUITY HOLDCO (CAYMAN) LTD., ACE ESSLP HOLDCO (CAYMAN), L.P., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES GP II, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND II, L.P.,

ARES ENHANCED CREDIT OPPORTUNITIES INVESTMENT MANAGEMENT II, LLC, ARES COMMERCIAL REAL ESTATE CORPORATION, ACRC LENDER LLC, ACRC LENDER C LLC, ACRC LENDER W LLC, QUEEN STREET CLO I B.V., QUEEN STREET CLO II B.V., INDICUS CREDIT OPPORTUNITY FUND, L.P., INDICUS CREDIT MANAGEMENT LIMITED, INDICUS INVESTMENT MANAGEMENT LIMITED, INDICUS CREDIT GP LIMITED, INDICUS ADVISORS L.P., INDICUS ADVISORS LLP
By:	/s/ Joshua M. Bloomstein Name: Joshua M. Bloomstein Authorized Person

 APPENDIX A

        The Existing Affiliated Funds are comprised of the following groups, and all Existing Affiliated Funds are managed by Advisers to Affiliated Funds:

          1.     Private Equity: The Ares Private Equity Group generally focuses on control-oriented investments, as well as investments in under-capitalized companies or companies with capital structure issues, in amounts substantially larger than those made by ARCC. The private equity group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

        [To be filed by amendment]

          2.     Direct Lending: The Ares Direct Lending Group focuses primarily on non-syndicated first and second lien senior loans and mezzanine debt, which in some cases may include an equity component. The Direct Lending Group includes, among other entities that are currently in existence but that are not currently expected to participate in the Co-Investment Transactions, the following Existing Affiliated Funds:

        [To be filed by amendment]

          3.     Tradable Credit: Ares Tradable CreditGroup focuses primarily on syndicated senior secured loans, high-yield bonds, distressed debt, other liquid fixed-income investments, and other publicly-traded debt securities. The Tradable Credit Group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

        [To be filed by amendment]

A-1

 APPENDIX B

        1.     The Existing Downstream Ivy Hill Funds are each managed by Ivy Hill and include, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following entities:

          (a) Ivy Hill Middle Market Credit Fund, Ltd.

          (b) Ivy Hill Middle Market Credit Fund II, Ltd.

          (c) Ivy Hill Middle Market Credit Fund III, Ltd.

          (d) Ivy Hill Middle Market Credit Fund IV, Ltd.

          (e) Ivy Hill Middle Market Credit Fund V, Ltd.

          (f) Ivy Hill Middle Market Credit Fund VI, Ltd.

          (g) Ivy Hill Middle Market Credit Fund VII, Ltd.

          (h) Ivy Hill Middle Market Credit Fund VIII, Ltd.

          (i) Ivy Hill Senior Debt Fund, L.P.

          (j) Ivy Hill Senior Debt Funding 2007-1

          (k) Ivy Hill Senior Debt Fund, Ltd.

          (l) CoLTS 2005-1 Ltd.

          (m) CoLTS 2005-2 Ltd.,

          (n) CoLTS 2007-1 Ltd.

          (o) Firstlight Funding I, Ltd.

          (p) Emporia Preferred Funding I, Ltd.,

          (q) Emporia Preferred Funding II, Ltd.,

          (r) Emporia Preferred Funding III, Ltd.

          (s) Ares Private Debt Strategies Fund II, L.P.

          (t) Ares Private Debt Strategies Fund III, L.P.

          (u) Private Debt Strategies IV, L.P.

B-1

 APPENDIX C

Resolutions of the Board of Directors of
Ares Capital Corporation

        NOW, THEREFORE, BE IT RESOLVED, that the officers (the "Officers") of Ares Capital Corporation (the "Corporation") be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the "Commission") an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an "Application"), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be "affiliates" of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, and to do such other acts or things and execute such other documents as they deem necessary or desirable to cause such application to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

        RESOLVED FURTHER, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Corporation and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Corporation, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action;

        RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Corporation to accomplish its investment objective; and

        RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer's or Officers' authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

        (Adopted by Unanimous Written Consent dated October 29, 2008)

C-1

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  No. 812-13603
U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
INTRODUCTION
II. APPLICANTS
III. ORDER REQUESTED
IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED
V. CONDITIONS
VI. PROCEDURAL MATTERS
  APPENDIX A
  APPENDIX B
  APPENDIX C
Resolutions of the Board of Directors of Ares Capital Corporation